UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated August 14, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: August 17, 2009

Exhibit No.	Description
1.	Press release dated August 14, 2009.

Exhibit 1

Jinpan International Reports Second Quarter 2009

Financial Results

-- 2Q09 Gross Margin Increases to 46.6% Compared to 34.1% 2Q08--

-- 2Q09 Operating Income Increases 46.9% to $10.0 Million Compared to 2Q08 --

-- 2Q09 Net Income increases 44.0% to $8.7 Million Compared to 2Q08 –

-- Reiterates FY09 Net Income and Diluted EPS Forecast --

Englewood Cliffs, N.J., August 14, 2009 – Jinpan International Ltd. (Nasdaq: JST),a leading designer, manufacturer and distributor of cast resin transformers for high voltage distribution equipment, today announced consolidated financial results for the second quarter ended June 30, 2009.

Net sales in the second quarter were $40.9 million, a 0.7% increase from $40.6 million in the same period last year. Net sales remained approximately the same as that of the second quarter of 2008 primarily due to downward pressure on unit sale price stemming from lower material prices. In the second quarter, net sales outside of China increased 16.0% to $5.8 million, or 14.2% of net sales, compared to $5 million, or 12.3% of net sales in the same period last year. Cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $32.6 million, or 79.7% of net sales in the second quarter, while wind energy products represented $8.3 million, or 20.3% of net sales in the second quarter.

Gross profit in the second quarter was $19.0 million, a 37.6% increase from $13.8 million, in the same period last year. Second quarter gross margin increased to 46.6% compared to 34.1% in the same period last year. The Company benefitted from a lower cost of sales on an absolute basis due to lower raw material prices compared to the same period last year and an increase in sales of customized, high-end products resulting in gross margins during the second quarter which were above normal levels.

Selling, general and administrative expenses in the second quarter were $9.0 million, or 22.1% of net sales, a 28.6% increase compared to $7.0 million, or 17.3% of net sales in the same period last year. These expenses increased primarily due to increase in R&D expense and additional overhead costs at the Company’s Wuhan and Shanghai facilities, which were not operating during the same period last year.

Operating income in the second quarter was $10.0 million, or 24.4% of net sales, a 46.9% increase compared to $6.8 million, or 16.8% of net sales in the same period last year.

Net income in the second quarter was $8.7 million, or $1.07 per diluted share, a 44.0% increase compared to $6.0 million, or $0.74 per diluted share, in the same period last year. Second quarter net income as a percentage of net sales was 21.2% as compared to 14.9% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan made the following comments: “In such a difficult economic environment, we were pleased with our results for the second quarter. We were able to have modest revenue growth in an environment with lower prices. Also in the second quarter, we recorded favorable gross margins because of lower raw materials prices, but also because of a high level of customized, high-end orders that the Company was able to deliver to its clients. For the second half of 2009, we believe gross margins will return to more typical levels of 33% - 34%, which is a level to be proud of in this industry.

“We were also pleased to see an increase in orders from our international business segment and believe international orders could generate a growing percentage of net sales in 2009. Our international customers are placing orders for cast resin transformers that benefit wind power applications as well as our more traditional power generation applications typically used in urban settings (such as trains and subways, hospitals, airports and office buildings), industrial (factories) and commercial development settings (processing plants, data centers).

“JST continues to take the necessary steps to ensure we have the capacity to meet growing demand from domestic and international customers. Both our Wuhan facility now in operation and soon to be completed first phase of our Shanghai facility can deliver increased production. Our Shanghai facility will house our growing wind energy products business.

“As we evaluate our financial performance for the remainder of the year, we anticipate that order volume to grow but the dollar value of our projects will likely remain subject to the challenging global market conditions, thus impacting our original sales projections. We expect gross margins within the high end of our historic range and anticipate net income and EPS growth. We believe we will benefit from the stimulus plans of China and the U.S and expect growth in our overall financial performance as the domestic and international markets in which we operate continue to show signs of stabilization and increased infrastructure development projects materialize. JST has a strong balance sheet, a healthy cash position, manageable debt and the right strategic plan to sustainably manage our business for growth this year and beyond. We look forward to capitalizing on our opportunities and enhancing value for our shareholders,” concluded Mr. Li.

Balance Sheet

As of June 30, 2009, the Company had $21.3 million of cash and cash equivalents, compared to $16.7 million at December 31, 2008. The Company’s accounts receivables on June 30, 2009 totaled $60.2 million, compared to $58.8 million at December 31, 2008.

Financial Outlook

For the full year 2009, the Company currently anticipates net sales of approximately $154 million to $159 million, a 0% to 3% increase over 2008 sales of $154 million. The Company reiterates its original estimate of net income of approximately $22.5 million to $23.3 million, a 14% to 18% increase over 2008 net income of $19.8 million. The Company anticipates that diluted earnings per share for 2009 will be between $2.75 to $2.85 per share.

Conference Call Information

Jinpan’s management will host an earnings conference call today, August 14, 2009 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing #1-913-312-1450. A webcast will also be available via the Company’s website at www.viavid.net. A recording of the call will be available through August 28, 2009. Listeners may access it by dialing #1-719-457-0820, access code: 9513647.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures and distributes cast resin transformers for high voltage distribution equipment in China and other countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	our ability to successfully implement our business strategy;

•

the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

•	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

•	other factors or trends affecting the industry generally and our financial condition in particular;

•	the effects of the higher degree of regulation in the markets in which we operate;

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of the countries in which we operate;

•	changes in competition and the pricing environments in the countries in which we operate;

•	exchange rates; and

•

other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2007 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.

Mark Du

Chief Financial Officer

(201) 227-0680

At ICR, Inc.:

In China:

Yuening Jiang

+86 10 6599 7965

In U.S.

Brian M. Prenoveau, CFA

(203) 682-8200

(Financial tables on the following page)

Jinpan International Limited and Subsidiaries

Condensed Consolidated Statements of Income (unaudited)

For the Three and Six Month Periods Ended June 30, 2009

	Three months ended June 30	Three months ended June 30	Six months ended June 30	Six months ended June 30
	2009	2008	2009	2008
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	40,903	40,604	73,290	64,402
Cost of Goods Sold	(21,859)	(26,767)	(42,530)	(43,106)
Gross Margin	19,044	13,837	30,760	21,296

Operating Expenses
Selling and administrative	(9,047)	(7,033)	(15,277)	(11,503)
Operating income	9,997	6,804	15,483	9,793

Interest Expenses	(248)	(291)	(352)	(470)
Other Income	72	187	122	371
Income before income taxes	9,821	6,700	15,253	9,694

Income taxes	(1,133)	(667)	(1,886)	(1,261)
Net income	8,688	6,033	13,367	8,433

Earnings per share

-Basic	$1.09	$0.76	$1.67	$1.06

-Diluted	$1.07	$0.74	$1.65	$1.03

Weighted average number of shares

-Basic	8,002,794	7,984,147	8,002,794	7,984,147

-Diluted	8,086,090	8,152,304	8,086,090	8,152,304

Jinpan International Limited and Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	June 30, 2009	December 31, 2008
(In thousands)	US$	US$
Assets

Current assets:

Cash and cash equivalents	21,331	16,739
Accounts receivable, net	60,196	58,793
Inventories	28,508	31,868
Prepaid expenses	27,934	4,713
Other receivables	6,915	7,317

Total current assets	144,884	119,430

Property, plant and equipment, net	18,045	18,213

Construction in progress	6,693	6,055

Land use right	6,130	6,098
Intangible asset-Goodwill	12,333	12,348
Deferred tax assets	257	301

Total assets	188,342	162,445

Liabilities and Shareholders’ Equity

Current liabilities:

Short term bank loans	4,392	11,726
Accounts payable	9,758	11,300
Notes Payable	26,352	-
Tax Payable	1,640	3,671
Advances from customers	6,419	7,828
Other Payable	19,544	20,733

Total current liabilities	68,105	55,258

Shareholders’ equity:

Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 8,209,684 in 2009 and 8,189,684 in 2008	74	73
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares – 3,044 in 2008 and 2009	-	-
Additional paid-in capital	34,266	34,035
Reserves	3,906	3,906
Retained earnings	72,692	60,296
Accumulated other comprehensive income	9,192	8,812
	120,984	107,976
Less: Treasury shares at cost, common stock-192,470 in 2009 and 202,470 in 2008	(747)	(789)
Total shareholders’ equity	120,237	107,187

Total liabilities and shareholders’ equity	188,342	162,445

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2009 (Unaudited)

	Six months ended June 30,	Six months ended June 30,
	2009	2008
(In thousands)	US$	US$
Operating activities
Net income	13,367	8,433
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	1,454	632
Provision for doubtful debt	(286)	(282)
Loss on disposal of fixed assets	-	1
Deferred income tax	43	277
Stock-based compensation cost	205	184
Changes in operating assets and liabilities
Accounts receivable	(1,188)	(10,639)
Inventories	3,324	(5,662)
Prepaid expenses	(23,241)	(4,209)
Other receivables	394	207
Accounts payable	(1,529)	3,003
Notes payable	26,367	-
Tax payable	(2,028)	(463)
Advance from customers	(1,401)	888
Other payable	(1,164)	2,706
Net cash provided by/(used in) operating activities	14,317	(4,924)
Investing activities
Purchases of property, plant and equipment	(1,348)	(1,055)
Proceeds from sales of property, plant and equipment	-	2
Payment for construction in progress	(645)	(10,952)
Purchase of available-for sale securities	-	(1,180)
Net cash used in investing activities	(1,993)	(13,185)
Financing activities
Proceeds from bank loan	4,850	17,436
Repayment of bank loan	(12,175)	(4,580)
Proceeds from exercise of stock options	70	-
Dividends paid	(970)	(967)
Net cash provided by/(used in) financing activities	(8,225)	11,889
Effect of exchange rate changes on cash	493	464
Net increase/(decrease) in cash and cash equivalents	4,592	(5,756)
Cash and cash equivalents at beginning of year	16,739	17,122
Cash and cash equivalents at end of the period	21,331	11,366

Interest paid	364	544
Income taxes paid	2,971	1,715